Exhibit 99.3
Subscription Agreement
Agria Corporation (Agria Parent)
Agria Asia Investments Limited (Agria bvi)
Agria (Singapore) Pte Ltd. (Agria Singapore)
New Hope Group (New Hope)
20th Floor, Lumley Centre, 88 Shortland Street, Auckland 1010
TEL + 64 9 3539700 FAX + 64 9 3539701
www.minterellison.co.nz

Subscription Agreement

Details	3

Agreed terms	4

1. Defined terms and interpretation	4
1.1 Defined terms	4
1.2 Interpretation	4

2. Takeover Offer	4

3. Obligation to fund the takeover	5

4. Funding Mechanism	5

5. Conditions	6
5.1 Conditions	6
5.2 Failure to satisfy conditions	6

6. Representations and warranties	6
6.1 Capacity and powers	6

7. Assignment	6
7.1 Successors	6
7.2 Parties may not assign	7

8. Further Assurances	7
8.1 Further Assurances	7
8.2 Agria bvi	7

9. Confidentiality	7
9.1 Confidentiality	7

10. Notices	7
10.1 Service of notices	7
10.2 Effective on receipt	8

11. Miscellaneous	8
11.1 Costs	8
11.2 Counterparts	8
11.3 No merger	8
11.4 Entire agreement	8
11.5 Relationship	8
11.6 Alterations	8
11.7 Announcements	9
11.8 Governing law	9

Signing page	10

Minter Ellison Rudd Watts |Ref:PJR — 2001579969 2080129	| page 2

Details
Date 23 December 2010
Parties

Name	Agria Corporation
Short name	Agria Parent

Name	Agria Asia Investments Limited
Short name	Agria bvi

Name	Agria (Singapore) Pte Ltd.
Short name	Agria Singapore

Name	New Hope Group
Short name	New Hope
Background
A	Agria Parent holds 100% of the shares in Agria bvi which holds 100% of the shares in Agria Singapore (the 3 companies being referred to together as the Agria Companies).

B	Agria Singapore is the holder of 19.01% of the shares in PGG Wrightson Limited (PGW) and Agria bvi is also the holder of convertible notes (CRN) issued by PGW.

C	The Agria Companies and New Hope have agreed to cooperate to enable Agria Singapore to make a partial takeover offer to purchase an additional 38.3% of the shares in PGW not already held by Agria pursuant to the New Zealand Takeovers Code in the event the parties agree to proceed to make a takeover offer.

D	In this event Agria Parent and New Hope have agreed between themselves and with the other Agria Companies to make the funds available to complete the purchase of shares in PGW pursuant to a takeover offer as provided in this Agreement.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969 2080129	| page 3

Agreed terms
1.	Defined terms and interpretation

1.1	Defined terms

In this document:

Agreement means this agreement.

Business Day means a day on which registered banks are open for business in Auckland, New Zealand.

1.2	Interpretation

In this Agreement, unless the context otherwise requires, references to:
(a)	one gender includes the other;

(b)	the singular includes the plural and vice versa;

(c)	another grammatical form of a defined word or expression has a corresponding meaning;

(d)	a month or a year are references to a calendar month or calendar year (as the case may be);

(e)	any enactment includes statutes or statutory provisions or orders or regulations made thereunder, and includes:
(i)	that statute, provision, order or regulation as amended, modified re enacted or replaced from time to time (whether before or after the date of this Agreement); and

(ii)	any previous statute, statutory provision, order or regulation amended, modified, re enacted or replaced by that statute, provision, order or regulation;
(f)	a party to this Agreement includes, so far as is consistent with the provisions of this Agreement, that party’s executors, administrators, successors in title and assigns;

(g)	a reference to NZ$, dollar or $ are references to New Zealand currency;

(h)	a reference to time is to New Zealand time;

(i)	a clause is a reference to a clause in this Agreement;

(j)	headings are for ease of reference only and shall not affect the interpretation of this Agreement; and

(k)	the meaning of general words is not limited by specific examples introduced by “including”, “for example” or similar.
2.	Takeover Offer

The parties agree that Agria Singapore will give notice to PGW of its intention to make a takeover offer substantially in the form of the takeover offer annexed as an appendix to this Agreement (Takeover Offer) the terms of which may be materially varied by Agria Singapore only with the consent of New Hope.

Minter Ellison Rudd Watts |Ref:PJR — 2001579969 2080129	| page 4

3.	Obligation to fund the takeover

Agria Parent and New Hope jointly and severally covenant with Agria bvi and Agria Singapore that forthwith upon the Takeover Offer becoming unconditional, and prior to the date upon which Agria Singapore makes payment for shares in PGW to be acquired pursuant to the Takeover Offer, they will ensure that Agria Singapore is put in funds by way of Agria Parent and New Hope directly, or indirectly through Agria bvi or another company in the Agria group of companies, subscribing and paying for shares in Agria Singapore, which subscription may be made in conjunction with other funding arrangements agreed by Agria Singapore, to enable Agria Singapore to meet its obligations under the Takeover Offer, it being acknowledged that the obligation of Agria Singapore to complete the purchase of shares in PGW pursuant to the Takeover Offer is subject to the terms and conditions of the Takeover Offer including the requirement to obtain regulatory consents in New Zealand and China. It is acknowledged and agreed that New Hope will be entitled to procure an associated company of New Hope to perform the obligations of New Hope under this Agreement.

4.	Funding Mechanism

4.1	Agria Parent and New Hope will promptly and diligently consult together in good faith in order to agree and implement a fair and equitable arrangement under which Agria bvi and Agria Singapore will be funded (Funding Arrangement) so as to satisfy the funding obligations of Agria Parent and New Hope under clause 3.

4.2	An example of a Funding Arrangement is as follows and assumes that Agria Parent and New Hope will subscribe for shares in Agria bvi which will make an inter-company loan to Agria Singapore. The example is a calculation which shows the number of Shares that New Hope would subscribe for in Agria bvi:

New Hope Consideration		Original shares plus Additional
Agria Initial Value plus	X	Shares
Agria Additional Consideration
Where:

Agria Initial Value is the to be agreed upon value of the initial holding of 144 million shares in PGW and the CRN.

Agria Additional Consideration is the consideration paid by Agria Parent for new shares in Agria bvi for the purposes of the Takeover Offer.

New Hope Consideration is the consideration paid by New Hope by way of subscription for new shares in Agria bvi for the purposes of the Takeover Offer.

Original Shares is the number of shares initially subscribed by Agria Parent in Agria bvi for the purchase of the initial holding of 144 million shares in PGW and the CRN.

Additional Shares is the additional shares subscribed for by Agria Parent in Agria bvi for the purposes of the Takeover Offer.

Minter Ellison Rudd Watts | Ref:PJR — 2001579969 2080129	| page 5

5.	Conditions

5.1	Conditions

The obligations of Agria Parent and New Hope under this Agreement shall be subject to, and conditional upon, the following:
(a)	all necessary consents being obtained, including:
(i)	under the Overseas Investment Act 2005;

(ii)	under the regulatory requirements of China.
(b)	The Takeover Offer becoming unconditional in all respects in accordance with its terms (including Agria Singapore having received acceptances under the Takeover Offer that, when taken together with the shares in PGW already held by Agria Singapore, would (once the Takeover Offer is declared unconditional and the relevant shares transferred to Agria Singapore) confer on Agria Singapore not less than 50.01% of the voting rights in PGW); and

(c)	any necessary consents being obtained from PGW under the Subscription Agreement between Agria Singapore and PGW dated 16 October 2009.
5.2	Failure to satisfy conditions

If any of the conditions set out in clause 5.1 have not been satisfied or waived by 15 April 2011 (or such other date agreed in writing by the parties), either Agria Parent or New Hope may cancel this Agreement by notice in writing to the other parties.

6.	Representations and warranties

6.1	Capacity and powers

Each party represents and warrants to the other party that each of the following statements is true and accurate as at the date of this Agreement:
(a)	if it is a body corporate, it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(c)	it has taken all necessary action to authorise its entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(d)	its obligations under this Agreement are valid, binding and enforceable against it in accordance with their terms; and

(e)	it has entered into this Agreement on the basis of its own independent investigation and assessment and after making its own enquiries in relation to the financial, legal and tax effect of entering into and complying with the terms of this Agreement.
7.	Assignment

7.1	Successors

This Agreement will be binding on, and enure for the benefit of, the parties and their respective successors and their permitted assignees, nominees or transferees.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969 2080129	| page 6

7.2	Parties may not assign

Neither party may assign or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the other parties.

8.	Further Assurances

8.1	Further Assurances

Each of the parties agrees that it shall issue, enter into, execute and deliver any agreement or other document, including shares and transfers of title, and do all things as may be reasonably required to facilitate and carry out the requirements, purpose and intention of this Agreement.

8.2	Agria bvi

If Agria Parent and New Hope subscribe for shares in Agria bvi for the purposes of the Takeover Offer, then Agria Parent and New Hope will adopt a constitution and enter into a shareholders’ agreement with respect to Agria bvi, such documents to be in customary form for transactions of a like nature and to provide for representation on the board of directors of Agria bvi which reflects the respective holding of shares.

9.	Confidentiality

9.1	Confidentiality

No party shall disclose to any other person any information relating or referring to the matters dealt with in this Agreement except:
(a)	with the prior written consent of the other parties; or

(b)	where disclosure is required by law or is made in compliance with the order of any Court of competent jurisdiction; or

(c)	disclosure of information which is in the public domain, if the relevant information has entered the public domain otherwise than by reason of a breach of this clause by that party or a related company of that party; or

(d)	disclosure to an independent financial, legal or accounting consultant to the disclosing party or a related company of the disclosing party where such consultant needs to know such information for the purposes of providing advice to the disclosing party or to a related company of the disclosing party and the relevant consultant is under a duty or obligation to maintain the confidentiality of the information being disclosed to it.
10.	Notices

10.1	Service of notices

A notice, demand, consent, approval or communication under this Agreement (Notice) must be:
(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post, facsimile or email to the recipient:

c/o Minter Ellison Rudd Watts Lumley Centre 88 Shortland Street Auckland 1010 Fax: 0064 4 353 9701 Attention: Cathy Quinn.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969 2080129	| page 7

10.2	Effective on receipt

A Notice given in accordance with clause 9.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, on the second Business Day after the date of posting to an address within the country in which the notice was sent (or on the seventh Business Day after the date of posting if posted to or from a place outside the country from which the notice was sent);

(c)	if sent by facsimile, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day; or

(d)	if sent by email, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that email was sent to the email address of the addressee notified for the purposes of this clause), but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day.
11.	Miscellaneous

11.1	Costs

Each party is to pay its own costs and expenses incurred in connection with the preparation and execution of this Agreement and the transactions contemplated under it.

11.2	Counterparts

This Agreement may be executed in counterparts and all executed counterparts constitute one document.

11.3	No merger

The rights and obligations of the parties under this Agreement do not merge on completion of any transaction contemplated by it.

11.4	Entire agreement

This Agreement and the Shareholders’ Agreement constitute the entire agreement between the parties in connection with their subject matter and supersede all previous agreements or understandings between the parties in connection with their subject matter.

11.5	Relationship

Except where this Agreement expressly states otherwise, this Agreement does not create a relationship of employment, trust, agency or partnership between the parties.

11.6	Alterations

This Agreement may be altered only in writing signed by each party.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969 2080129	| page 8

11.7	Announcements

No announcement, press release or other communication of any kind relating to the existence, or terms, of this Agreement may be made by either party without first obtaining the written approval of the other party.

11.8	Governing law

This Agreement is governed by the laws of New Zealand and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New Zealand.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969 2080129	| page 9

Signing page

EXECUTED as an agreement

AGRIA CORPORATION by:
Signature of director

XIE TAO
Name of director

NEW HOPE GROUP by:
Signature of director

Chris Wang
Name of director

AGRIA (SINGAPORE) PTE LTD by:
Signature of director

XIE TAO
Name of director

AGRIA ASIA INVESTMENTS LIMITED by:
Signature of director

XIE TAO
Name of director

Minter Ellison Rudd Watts |Ref: PJR — 2001579969 2080129	| page 10